Exhibit 99.11

PRESS RELEASE

Rwanda: TotalEnergies signs a MoU with Rwanda Development
Board (RDB) to deploy its multi-energy offer and contribute to the development of the energy sector

Paris and Kigali, January 31, 2022 – During a visit to the country by Patrick Pouyanné, TotalEnergies and Rwanda Development Board, a Rwandan public institution responsible for accelerating Rwanda’s economic development, have signed a Memorandum of Understanding (MoU) to develop collaboration on projects related to energies. The scope of the agreement covers in particular:

▪	The energy products distribution (including LPG, and electric charging),

▪	The supply of LPG as a substitute for burning biomass,

▪	The renewable hydro-electricity generation,

▪	The development of power storage solutions for the electrical network,

▪	The development of Natural Based Solution for carbon storage,

▪	The implementation of education and training programs on new energies and the energy transition.

TotalEnergies also announced the incorporation of a local branch TotalEnergies Marketing Rwanda Ltd, and the opening of a permanent representation office in Kigali.

“This collaboration agreement illustrates TotalEnergies' commitment to deploying its multi-energy strategy in Africa, particularly in Rwanda, a country with a booming economy”, said Patrick Pouyanné, Chairman & CEO of TotalEnergies. “We are pleased to seize this opportunity to work together with Rwanda and contribute to the development of its energy sector, in line with TotalEnergies’ ambition to become a global multi energy company”

“The collaboration with TotalEnergies in the energy sector, particularly the investment they will make in clean energy storage, distribution, partnerships with our private sector companies in Rwanda and beyond, is timely for a country that puts the environment at the heart of its development strategies. Additionally, the skills transfer in critical areas such as renewable energies and energy transition will undoubtedly contribute to the development of local expertise in the energy sector.” said Clare Akamanzi, CEO of the Rwanda Development Board.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR
Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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